Exhibit 99.9

PRESS RELEASE

Paris Air Show: TotalEnergies Committed to the Production of
Sustainable Aviation Fuel to Meet Its Aviation Customers'
Needs

Paris, June 19, 2023 – TotalEnergies is actively responding to a call from its aviation customers to increase production of sustainable aviation fuel (SAF). As from 2028, the Company will be in a position to produce half a million tons of SAF, enough to cover the gradual increase in the European SAF blending mandate, set at 6% for 2030.

To this end, TotalEnergies is investing massively and has launched multiple SAF production projects. These include:

▪	Grandpuits – TotalEnergies is investing €400 million to convert the site into a zero-crude crude platform, primarily focused on producing SAF from circular feedstock such as animal fat and used cooking oil. Grandpuits will be able to produce 210,000 tons/y of SAF as of 2025, and a new investment has been announced to produce a further 75,000 tons/y by 2027.

▪	Normandy – TotalEnergies has started coprocessing SAF from used cooking oil at its Gonfreville refinery. The Company plans to increase annual production at the site to 40,000 tons from 2025. In addition, following technical work carried out with its aeronautical partners, TotalEnergies will produce an additional 150,000 tons/y of SAF by coprocessing HVO biodiesel produced at La Mède as soon as this production method is approved by the ASTM[1].

▪	La Mède – TotalEnergies has invested €340 million to convert its refinery into a biorefinery. Biodiesel produced at La Mède is already being used to make SAF at the TotalEnergies Oudalle plant near Le Havre. TotalEnergies is studying a new investment to have the capacity to process at La Mède, by 2024, 100% waste from the circular economy (used cooking oil and animal fat) to produce biofuels and SAF by coprocessing.

Beyond France, TotalEnergies aims to produce 1.5 million tons/y of SAF by 2030 at production units in Europe, the United States, Japan and South Korea, representing 10% of the world market by that date.

"TotalEnergies is taking action to meet the strong demand from the aviation industry to reduce its carbon footprint. Sustainable aviation fuel is essential to reducing the CO2 emissions of air transport, and its development is fully aligned with the Company's climate ambition to get to net zero by 2050, together with society," said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

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1 ASTM International drafts and produces technical standards for materials, products, systems and services.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).